15046272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 26 2015 Washington DC 404

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue, Suite 2410
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle 213-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson St, Suite 200, Pasadena, CA 91103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Please see below.

Muthiah Nachiappan
Notary Public

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 25TH day of Feb, 20 15 by WILLIAM K. DOYLE

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

MUTHIAH NACHIAPPAN
Commission # 2004000
Notary Public - California
Los Angeles County
My Comm. Expires Jan 13, 2017

Kerin Capital Group, LLC

FINANCIAL STATEMENTS

December 31, 2014

(with Independent Auditors' Report Thereon)

LHMP

Lucas, Horsfall, Murphy & Pindroh, LLP

Certified Public Accountants and Management Consultants

Kerlin Capital Group, LLC

Financial Statements

December 31, 2014

(with Independent Auditors' Report Thereon)

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Kerlin Capital Group, LLC
Los Angeles, California

We have audited the accompanying statement of financial conditionKerlin Capital Group, LLC (a California Limited Liability Company), as of December 31, 2014 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of Kerlin Capital Group, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedule I on pages 10 - 11 has been subjected to audit procedures performed in conjunction with the audit of Kerlin Capital Group, LLC's financial statements. The Supplementary Schedule is the responsibility of Kerlin Capital Group, LLC management. Our audit procedures included determining whether the Supplementary Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedule. In forming our opinion on the Supplementary Schedule, we evaluated whether the Supplementary Schedule, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 11, 2015

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
100 East Corson Street, Suite 200, Pasadena, CA 91103-3841 Tel: 626.744.5100 Fax: 626.744.5110 www.lhmp.com
MSI Global Alliance Independent Member Firm

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 39,421
Prepaid expenses	5,002
TOTAL CURRENT ASSETS	44,423
PROPERTY AND EQUIPMENT	
Computer equipment	22,870
Office furniture and equipment	86,501
Automobile	60,107
Leasehold improvements	12,000
Less accumulated depreciation and amortization	(157,114)
Property & equipment, net	24,364
OTHER ASSETS	
Deposits	14,496
Investment in private company	50,000
TOTAL ASSETS	$ 133,283

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 7,005
TOTAL CURRENT LIABILITIES	7,005
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	
Members' Equity	126,278
TOTAL MEMBERS' EQUITY	126,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 133,283

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2014

Revenue	
Advisory fees	$ 609,200
Retainer fees, net	215,751
Total Revenue	824,951
Expenses	
Professional fees	77,790
Occupancy	54,410
Other operating expenses	43,278
Travel and entertainment	23,891
Depreciation and amortization	16,363
Communications and data processing	13,552
Parking	5,466
Taxes	2,517
Interest and bank charges	1,728
Total Expenses	238,995
Net Income	$ 585,956

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance at January 1, 2014	$	140,322
Net Income		585,956
Distributions to members		(600,000)
Balance at December 31, 2014	$	126,278

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 585,956
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,363
Change in assets - (increase) decrease:	
Prepaid expenses	8,643
Deposits	(7,982)
Change in liabilities - increase (decrease):	
Accounts payable and accrued expenses	(1,483)
Net Cash Provided by Operating Activities	601,497
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of equipment	(3,371)
Net Cash Used in Investing Activities	(3,371)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to members	(600,000)
Net Cash Used in Financing Activities	(600,000)
NET DECREASE IN CASH DURING THE YEAR	(1,874)
CASH, BEGINNING OF PERIOD	41,295
CASH, END OF PERIOD	$ 39,421

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/ dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company also provides management consulting and strategic planning services to corporate clients.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. There were no accounts receivable at December 31, 2014.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method, assuming a seven year life.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2014, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2012 and state examinations for years before 2011.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In general, revenue is recognized when the service is performed. For the year ended December 31, 2014, the total retainer fee revenue, net of direct expenses of $144,250, was $215,751. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2014 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Investment in private company	$ -	$ -	$ 50,000	$ 50,000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2014.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2014:

Balance as of December 31, 2013	$ 50,000
Transfers in (out) of Level III	-
Net purchases (sales)	-
Net unrealized gains (losses)	-
Net realized gains (losses)	-
Balance as of December 31, 2014	$ 50,000

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space under a two year non-cancelable agreement which will expire on February 1, 2016. After the initial two year term, the lease will convert to a 90 day lease and tenancy may be cancelled by either party upon 90 days' written notice. The future minimum lease payments are as follows:

Year ending December 31,	Total
2015	$ 53,925
2016	4,494
	$ 58,419

Total rent expense for the year ended December 31, 2014, with respect to this lease, totaled $51,944.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2014. The net capital of the Company at December 31, 2014, amounted to $32,396.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2014, under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2014.

Customers

During the year ended December 31, 2014, the Company generated 92% of its revenue from three clients.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 11, 2015, the date the financial statements were available to be issued.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2014

Net Capital		
Total members' equity	$	126,278
Deduct members' equity not allowable for new capital		-
Total members' equity qualified for net capital		126,278
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		126,278
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		50,000
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		24,364
Other Assets		19,498
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		32,416
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		20
Undue concentrations		-
Net Capital	$	32,396

See Report on Independent Registered Public Accounting Firm

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Aggregate indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	$ -
Drafts Payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	7,005
Items not included in statement of financial condition:	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 7,005
Computation of basic net capital requirement	
Minimum net capital required:	
Company	-
Broker-dealer subsidiary	-
Total	$ -
Excess net capital at 1,200 percent	$ 31,402
Excess net capital at 1,000 percent	$ 32,402
Ratio: Aggregate indebtedness to net capital	.2162 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

See Report on Independent Registered Public Accounting Firm

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Kerlin Capital Group, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kerlin Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Kerlin Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Kerlin Capital Group, LLC stated that Kerlin Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Kerlin Capital Group, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kerlin Capital Group, LLC compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 11, 2015

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

February 11, 2015

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC and we performed the 2014 annual audit.

This letter is to confirm that the Company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy, & Pindroh, LLP